Exhibit 99.1

news release

Encana achieves 2011 operating targets

2012 capital investment focused on liquids exploration and

development, minimizing dry gas investment

Conservative 2012 investment expanding oil and NGLs production and revenue

Reducing natural gas market supply by up to 600 million cubic feet per day

Calgary, Alberta, (February 17, 2012) – Encana Corporation (TSX, NYSE: ECA) achieved its core 2011 financial and operating targets, generating cash flow of US$4.2 billion, or $5.66 per share, and total production of 3.5 billion cubic feet equivalent per day (Bcfe/d), a 5 percent increase from 2010. Operating earnings were $398 million, or 54 cents per share. In 2011, the company also significantly expanded natural gas liquids (NGLs) and oil growth initiatives on two fronts: the company continued to assemble a diverse portfolio of potential liquids-rich plays across North American basins where it is conducting extensive exploration, and it advanced NGLs extraction plans at three Canadian natural gas plants. Exploration and development drilling in 2011 added proved reserves of 2.3 trillion cubic feet equivalent (Tcfe) of natural gas and liquids resulting in a production replacement ratio of 180 percent. In 2011, Encana divested $2.1 billion in non-core assets and invested $515 million in acquiring prospective liquids-rich lands, resulting in net divestitures of $1.6 billion. Encana reports in U.S. dollars unless otherwise noted.

Strong performance despite many challenges

“We just completed one of our best operational years ever, hitting our targets for cash flow and production which offset lower prices and a significant delay to the start-up of our Deep Panuke production facility offshore Nova Scotia. We grew our resource base and replaced 180 percent of our production. We continued to make strong gains in operational efficiencies by expanding and optimizing our resource play hub developments and the long-reach horizontal wells they employ. Supported by our risk management program, we accomplished what we set out to do, all in a difficult natural gas market and very competitive service sector,” said Randy Eresman, Encana’s President & Chief Executive Officer.

“Our operational successes reinforce our industry leadership in delivering low-cost production, however, those accomplishments have largely been overshadowed by the oversupply of natural gas, which, in turn, has resulted in a significant reduction in futures prices for North American natural gas contracts. Although a litany of factors has caused the oversupply, it is abundantly clear that a continued reduction of drilling activity will be required to restore market balance. For the industry as a whole, near-term natural gas prices are at levels below what it costs to add most new production, and in some places, may even be below what it costs to produce from existing wells. Although we continue to believe that the long-term future for natural gas remains promising, until we see signs of a sustainable recovery in natural gas prices, we will be reducing our pace of natural gas development and slowing down production from some of our natural gas wells to preserve value. Our 2012 budget reflects these actions, as well as our target to maintain financial strength and flexibility by balancing capital investment spending plans with forecasted cash flow less anticipated dividends,” Eresman said.

Reducing dry gas production

Encana’s 2012 capital investment plan of $2.9 billion represents a decrease of about 37 percent from 2011 levels. The plan is designed to minimize investment in dry natural gas, maintain operational flexibility and accelerate investment in prospective oil and liquids-rich natural gas plays, which over time will create commodity and cash flow diversification.

Encana Corporation

“Our forecast 2012 cash flow includes our strong natural gas hedge position, growing oil and natural gas liquids production, as well as a reduction in natural gas production, which is expected to reduce North America’s supply by up to 600 million cubic feet of gas per day (MMcf/d), about half due to lower capital investment and half from shutting in production. Our reduced capital investment in dry natural gas programs is expected to lower natural gas production to about 3.1 billion cubic feet per day (Bcf/d), a decrease of about 250 MMcf/d from 2011 levels. In addition, we are immediately taking action to slow down or shut in production from existing well bores equaling an additional 250 MMcf/d. The duration of our voluntary reductions will be subject to a number of factors, including a recovery in prices, and therefore is uncertain at this time. The combined total natural gas volume reduction would remove about 600 MMcf/d off the market when royalty volumes are also taken into account,” Eresman said.

Cutbank Ridge Partnership agreement helps recognize value on a slice of Encana’s vast resource potential

“Earlier today we announced our Cutbank Ridge partnership agreement with Mitsubishi Corporation. The Japanese global integrated business enterprise is investing C$2.9 billion for a 40 percent interest in the Cutbank Ridge Partnership, which holds about 409,000 net acres of our undeveloped Montney natural gas lands in British Columbia. Encana will own 60 percent and Mitsubishi will own 40 percent of the Partnership. Mitsubishi will pay approximately C$1.45 billion on closing, which is expected to occur later this month, and Mitsubishi will invest approximately C$1.45 billion in addition to its 40 percent of the Partnership’s future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. This investment recognizes the enormous value contained in a portion of our resource potential, and it is another validation of the quality of our land base,” Eresman said.

“As always, we are focused on improving returns over the long term to shareholders and the transaction we’ve announced with Mitsubishi is just another illustration of how we are achieving this objective. In a normal price environment, this transaction would have accelerated our company’s overall pace of development as a result of the increased capital spending profile on these natural gas assets. However, in this lower price environment, Encana plans to more than offset the transaction’s near-term impact on North American natural gas production oversupply by reducing spending and production across its natural gas portfolio,” Eresman said.

Encouraging liquids development and exploration programs – including several promising new plays

Approximately $1.5 billion, or more than 55 percent, of Encana’s projected 2012 upstream capital investment is expected to be directed towards development, exploration and delineation drilling on the company’s 2.5 million acres of prospective liquids-rich plays. This includes well-established plays such as Cutbank Ridge and Bighorn, as well as several promising new liquids plays from British Columbia to Louisiana, where we expect to drill a further 40 assessment wells by mid-year. This exploration program is already delivering encouraging results even though it is at a relatively early stage.

Reduced and highly focused, value-retention investments in natural gas

Most of the company’s forecast of approximately $1.2 billion of upstream capital investments in dry natural gas is directed to completing work on previously initiated drilling and the execution of drilling programs with joint-venture partners – often attractively leveraged by the partner’s incremental funding arrangements. The remaining investment is largely directed towards preserving substantial value already identified by drilling success. These investments are either economic within the company’s price hedging arrangements or they preserve substantial value by offering attractive future growth opportunities when more favourable market conditions warrant. Drilling directed at dry natural gas prospects is expected to decline over the course of the year, and the company’s gas-directed rig count is expected to end the year substantially lower than at the start of the year.

Financial strength and flexibility

Encana enters 2012 in strong shape operationally and financially. After the close of the Cutbank Ridge Partnership transaction, Encana expects to have more than $3 billion in cash and cash equivalents on its balance sheet.

“During this extended period of low natural gas prices, Encana plans to conserve most of the additional financial flexibility provided by our Cutbank Ridge Partnership transaction and other previously announced transactions. The planned level of capital spending will create enhanced financial flexibility and liquidity while we target higher financial returns and the maintenance of our investment grade credit ratings,” Eresman said.

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IMPORTANT INFORMATION

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The company’s audited annual consolidated financial statements for the year ended December 31, 2011 and comparative information have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Encana defines supply cost as the flat NYMEX natural gas price that yields an internal rate of return of 9 percent after tax, and does not include land costs. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

Encana 2012 Budget, Financial and Operating Forecast1

	September 30,
(US$ billions)
Cash flow	3.5
Capital investment	2.9
Upstream	2.7
Corporate & Other	0.2	[2]
Net divestitures	3.0

Natural gas production (Bcf/d)	3.1
Less shut-in volumes (Bcf/d)	0.25
Liquids production (Mbbls/d)	28

1

Financial results based on U.S. GAAP, which Encana will report starting in April 2012. 2012 forecast based on NYMEX $3.25 per Mcf and WTI of $95 per bbl and the US$/C$ foreign exchange rate of $1.00. Cash flow is a non-GAAP measure. See Note 1 on page 10.

2	Excludes one-time items associated with The BOW building.

Encana 2011 Highlights

Financial

•	Cash flow of $4.2 billion, or $5.66 per share

•	Operating earnings of $398 million, or 54 cents per share

•	Net earnings of $128 million, or 17 cents per share

•	Capital investment, excluding acquisitions and divestitures, of about $4.6 billion

•	Net divestitures of $1.6 billion

•	Realized natural gas prices of $4.96 per Mcf and realized liquids prices of $85.36 per barrel (bbl). These prices include realized financial hedges

•	Debt to capitalization at year end was 33 percent, debt to debt adjusted cash flow was 1.8 times and debt to adjusted EBITDA was 1.9 times

•	Paid dividends of 80 cents per share

Operating

•	Total production of 3.5 Bcfe/d

•	Natural gas production of 3.3 Bcf/d

•	NGLs and oil production of about 24,000 barrels per day (bbls/d)

•	Operating and administrative costs of $1.08 per thousand cubic feet equivalent (Mcfe)

Reserves

•	Proved reserves at year end of 14.2 Tcfe

•	Added about 2.3 Tcfe of proved reserves before acquisitions and divestitures, compared to production of 1.3 Tcfe, for a production replacement of about 180 percent

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Strategic Developments

•	Agreed to sell two Cutbank Ridge natural gas processing plants for an aggregate purchase price of approximately C$920 million, subject to customary adjustments. The sale closed on February 9, 2012

•

Completed planned divestitures for total proceeds of approximately $891 million, including the Cabin natural gas processing plant in British Columbia, the Fort Lupton natural gas processing plant in Colorado and the South Piceance natural gas gathering assets in Colorado

•

Completed an agreement to acquire a 30 percent interest in the planned Kitimat liquefied natural gas (LNG) export terminal, located on the west coast of central British Columbia, and the associated natural gas pipeline

•	Acquired land and property, a significant portion of which was potential liquids-rich acreage, for approximately $515 million

•	Entered into deep cut processing arrangements, which will allow Encana to extract additional NGLs volumes from its natural gas streams starting in 2012

•	Divested the company’s North Texas natural gas producing assets in the Fort Worth Basin located in the Barnett Shale play for approximately $975 million

•

Completed an upstream joint-venture development agreement with Northwest Natural Gas Company, which is expected to result in Northwest Natural investing about $250 million over the next five years to earn a working interest in certain sections of Encana’s Jonah field in Wyoming

•

Entered into an agreement to become the sole LNG fuel supplier to Heckmann Water Resources, which provides water handling services to Encana and other companies in the Haynesville resource play in Louisiana. The agreement will see Encana’s new LNG fueling stations provide mobile fueling services to Heckmann’s newly-ordered fleet of 200 LNG heavy-duty trucks, which will be the largest fleet of LNG trucks in North America

•

Added four compressed natural gas fueling stations, one stationary and four mobile liquefied natural gas stations; deployed 14 natural gas powered drilling rigs; and converted 184, or about 15 percent, of the company’s fleet vehicles to natural gas, all part of a commitment to support increased use of natural gas.

Financial Summary

	September 30,	September 30,	September 30,	September 30,
(for the period ended December 31) ($ millions, except per share amounts)	Q4 2011	Q4 2010	2011	2010
Cash flow [1]	976	917	4,175	4,437
Per share diluted	1.32	1.25	5.66	5.98

Operating earnings [1]	46	50	398	598
Per share diluted	0.06	0.07	0.54	0.81

Earnings Reconciliation Summary

Net earnings (loss)	(246)	(469)	128	1,170
Deduct (Add back):
Unrealized hedging gain (loss), after tax	397	(269)	600	634
Exploration and evaluation, after tax	—	(26)	(78)	(26)
Impairments, after tax	(854)	(371)	(854)	(371)
Gain (loss) on divestitures, after tax	88	(12)	198	101
Non-operating foreign exchange gain (loss), after tax	77	159	(136)	234

Operating earnings[1]	46	50	398	598
Per share diluted	0.06	0.07	0.54	0.81

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 10.

Net earnings impacted by impairments

In the fourth quarter of 2011, Encana’s net earnings were impacted by a non-cash asset impairment of $854 million after tax, compared with $371 million after tax for the same quarter in 2010 triggered by lower forecasted natural gas prices and a change in future development plans.

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Applying natural gas expertise to build a meaningful portfolio of potential liquids-rich resource plays

Over the past decade, Encana has developed an industry-leading portfolio of natural gas resource plays by employing a highly disciplined methodology. The company’s five-step resource play process involves assembling and exploring a large land base, piloting wells to unlock the technical barriers, demonstrating commerciality through repeatable technical success, driving down costs with manufacturing precision and optimizing plays through continuous improvement. Encana is now applying its same resource play skills, technologies and execution methodology to grow its oil and NGLs production. Encana defines a key natural gas resource play as one with more than 1 trillion cubic feet (Tcf) of anticipated recoverable reserves and anticipated production capacity of more than 200 MMcf/d. Five years ago, three of Encana’s key natural gas resource plays – Cutbank Ridge, CBM and Haynesville—were producing only about 365 MMcf/d. Today, these plays combined produce about 1.6 Bcf/d, more than a four-fold increase.

With extensive exploration underway on several prospective liquids-rich plays, covering more than 2.5 million net acres of land, Encana is looking to develop three to four new key liquids resource plays, from this current inventory of prospective lands, replicating its natural gas resource play success. On a rough equivalent basis, each key liquids resource play would be expected to have about 100 million barrels (MMbbls) of recoverable reserves and be capable of producing 20,000 bbls/d. When combined with the company’s liquids production target from expanded deepcut of about 80,000 bbls/d by 2015, this growth objective would provide Encana with a sizeable liquids production stream that represents a meaningful step towards product and revenue diversification.

Exploration and liquids portfolio update – promising results in Tuscaloosa Marine Shale

In the Tuscaloosa Marine Shale, where Encana has about 290,000 net acres straddling the Mississippi and Louisiana border, Encana recently completed two wells. The first well, with five effective completions stages, was a completion of a well drilled by a previous operator. Its production averaged 330 bbls/d of oil production in its first month. The company’s second well, with a horizontal lateral length of approximately 5,000 feet drilled and completed by Encana, had first-month, light sweet oil production, which receives a premium to WTI, averaging approximately 700 bbls/d from 17 completed stages. Up to another six wells are planned for the first half of the year and Encana will assess further activity based on the results.

Michigan shale geology parallels properties of Ohio Utica shale

In Michigan, where Encana is targeting the combined Utica and Collingwood formations, the company holds about 430,000 net acres. In 2011, Encana drilled three wells into the Utica/Collingwood. Geological analysis of the shale cores indicates that the Michigan play has very similar properties to the Utica shale in Ohio.

One of these Michigan wells achieved a 7,500-foot horizontal lateral length and produced about 6.5 MMcf/d of natural gas during its first seven-day sales period, while the second well achieved a 5,300-foot horizontal lateral length and produced about 3.1 MMcf/d during its first seven-day sales period. Our analysis indicates recoveries of about 90 bbls of NGLs per MMcf of natural gas production, with small amounts of lease condensate.

“It is early days, but we are excited by our results to date, which show the Tuscaloosa to be a substantive oil system and Utica/Collingwood shale to hold strong liquids-rich potential. Our teams have made substantive progress in unlocking the commercial potential of these plays,” said Jeff Wojahn, Executive Vice-President & President, USA Division.

Drilling underway in other emerging plays

In the San Juan Basin, which is located largely in the northwest corner of New Mexico, Encana controls about 130,000 net acres and is completing the first and drilling the second of a five-well exploration program. Results are expected over the next six months.

In the DJ Basin Niobrara Wattenberg field in Colorado, Encana holds about 48,000 net acres and has drilled five wells with horizontal lateral of between 4,100 and 4,500 feet with up to 17 completed stages. The 30-day production rate was between 260 bbls/d and 540 bbls/d of oil and between 100 bbls/d and 200 bbls/d of NGLs. Another 10 gross wells are planned for 2012. Encana has identified nearly 200 drilling locations on its existing lands in the play.

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Also in Colorado, Encana has six wells planned in 2012 for Piceance Niobrara/Mancos where the company holds about 240,000 net acres within the identified potential liquids-rich area of the play.

Meaningful and promising land positions established in Eaglebine and Mississippi Lime

In the Eaglebine play in East Texas where Encana holds a legacy land position, the company controls more than 45,000 net acres and has drilled its first well with a horizontal lateral of 5,300 feet. The well had initial 30-day production of about 230 bbls/d of oil. Five more wells are planned for the first half of 2012. The company continues to build its position in the Mississippi Lime in Oklahoma and Kansas, where it currently holds the rights to about 140,000 net acres with six to eight wells planned for 2012.

Early Duvernay wells flowing significant condensate volumes, more wells planned

In the Alberta Duvernay, Encana has about 375,000 net acres. The company drilled two horizontal wells of approximately 3,600 feet lateral length and one vertical well into the play in 2011. Two of the wells are located in the north portion of the play in the Kaybob area while the third well is located in the south in the Willesden Green area.

“Duvernay results continue to be very encouraging with wells delivering significant volumes of condensate and NGLs, in-line with how other industry wells have performed. We are planning to accelerate our pace of evaluation in 2012 – at least another five wells in the first half of 2012,” said Mike McAllister, Executive Vice-President & Acting President, Canadian Division.

Natural gas liquids extraction advancing at Musreau plant in Alberta

The second component of Encana’s liquids-growth initiatives is a significant expansion of NGLs extraction from the company’s liquids-rich natural gas production in Western Canada. In 2011, Encana negotiated supply agreements that will see midstream processors make substantial investments in three Alberta natural gas plants to expand NGLs extraction. The first of these initiatives – the Musreau plant – is now on-stream and is expected to ramp up in March 2012 to about 5,000 bbls/d of NGLs extraction capacity. With a similar approach, Encana expects to grow NGLs production from its existing natural gas developments in Western Canada by about 55,000 bbls/d by 2015. This is expected to take the company’s total liquids production for the same time period from the current production level of about 24,000 bbls/d to about 80,000 bbls/d, excluding the potential impact from new liquids-focused plays.

Deep Panuke natural gas development expected to begin production mid-year

First natural gas production from Encana’s Deep Panuke development project offshore Nova Scotia is expected in mid-year 2012. Encana continues to work with its third-party contractor to complete the final stages of preparation for start-up of the four wells. Production rates from Deep Panuke are anticipated to ramp up exceeding 200 MMcf/d, providing a new supply of natural gas to the northeast market of the U.S.

Production & Drilling Summary

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
(for the period ended December 31) (After royalties)	Q4 2011	Q4 2010	% Δ	2011	2010	% Δ
Natural gas (MMcf/d)	3,459	3,230	+7	3,333	3,184	+5
Liquids (bbls/d)	23,938	20,533	+17	23,976	22,787	+5
Total production (MMcfe/d)	3,602	3,353	+7	3,477	3,321	+5
Total net wells drilled	360	760	-53	1,129	1,654	-32

Key resource plays continue to perform well

Total production in 2011 was about 3.5 Bcfe/d, up about 5 percent from about 3.3 Bcfe/d in 2010. Natural gas production increased about 5 percent to 3.33 Bcf/d, while liquids production volumes were also up about 5 percent year over year.

The Canadian Division grew its natural gas production in 2011 by 10 per cent to 1.45 Bcf/d from 2010 volumes and grew its liquids production by about 10 percent to about 14,500 bbls/d compared to 2010.

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In the USA Division, natural gas production in 2011 was up about 1 percent to 1.88 Bcf/d compared to the same period in 2010. Growth was led by an almost 80 percent increase in production from the Haynesville resource play in Louisiana. Liquids production of about 9,500 bbls/d decreased about 2 percent from 2010.

Encana invested more than $2.0 billion in capital in 2011 in the Canadian Division, focusing on developing its key resource plays. In the USA Division, capital investment of about $2.4 billion was focused mainly on further developing the Haynesville and Piceance key resource plays.

2011 production from key resource plays

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Natural gas production (MMcf/d)				Liquids production (Mbbls/d)
Key Resource Play	2011	2010[1]	2011 Q4	2010[1] Q4	2011	2010[1]	2011 Q4	2010[1] Q4
USA Division
Jonah	471	531	458	494	4.3	4.6	4.1	4.4
Piceance	435	446	466	426	1.9	2.0	1.9	1.8
Texas	376	487	324	428	0.3	0.2	0.5	0.2
Haynesville	508	287	605	391	—	—	—	—
Canadian Division
Greater Sierra	260	230	264	235	0.8	1.0	0.8	0.9
Cutbank Ridge	529	449	574	497	3.2	2.0	4.0	2.4
Bighorn	230	220	230	227	3.5	3.2	3.5	3.2
CBM	433	395	445	421	7.0	6.0	5.7	4.1
Key resource plays	3,242	3,045	3,366	3,119	21.0	19.0	20.5	17.0
Other production	91	139	93	111	3.0	3.8	3.4	3.5
Total	3,333	3,184	3,459	3,230	24.0	22.8	23.9	20.5

1	2010 results have been restated to reflect a realignment of key resource play areas in the first quarter of 2011.

Encana replaces 180 percent of 2011 production

In 2011, Encana’s proved reserves additions, before acquisitions and divestitures, of 2.3 Tcfe replaced 180 percent of its production. Company divestitures included about 1.2 Tcfe of proved reserves, resulting in a slight decrease of total proved reserves to about 14.2 Tcfe. Strong reserves additions were from a number of Encana’s key resources plays, in particular from the Haynesville and the Montney formation in Cutbank Ridge, which contributed proved reserves additions of 0.8 Tcfe and 0.5 Tcfe respectively. Encana added about 54 MMbbls of proved oil and NGLs in 2011, resulting in proved liquids reserves of 133 MMbbls, a net increase of 43 percent from the end of 2010. At December 31, 2011, proved undeveloped reserves as a percentage of total proved reserves were 48 percent. All proved undeveloped reserves are scheduled to be converted to proved developed reserves within the next five years.

2011 Proved Reserves Estimates1

	September 30,	September 30,	September 30,
	Natural Gas (Bcf)	Liquids (MMbbls)	Total (Bcfe)
Start of 2011	13,775	93.3	14,335
Extensions & Discoveries	2,152	23.3	2,292
Revisions	(194)	31.0	(8)
Acquisitions	98	0.3	100
Divestitures	(1,174)	(6.1)	(1,211)
Production	(1,216)	(8.8)	(1,269)
End of 2011	13,441	133.0	14,239

1	After royalties, using forecast prices and costs; simplified table

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Encana reports proved reserves based on a forecast or business case basis. In 2010, the company expanded how it reports on its estimates of reserves and resources and published estimates of proved, probable and possible reserves as well as all categories of economic contingent resources. Economic contingent resources fall into three categories: low estimate (1C), best estimate (2C) and high estimate (3C). The three classifications of contingent resources have the same degree of technical certainty as the corresponding reserves categories. In determining their economic viability, the same commodity price assumptions are applied as estimating proved, probable and possible reserves. Contingent resources are not yet commercial due to contingencies such as the timing and pace of development, or the need for additional infrastructure. The low estimate is the most conservative category and carries with it the greatest degree of confidence – 90 percent – that these resources will be recovered.

At year end 2011, Encana’s low estimate economic contingent resources increased 25 percent to about 25 Tcfe, while best estimate economic contingent resources increased 11 percent to about 41 Tcfe. Encana’s estimated volumes of reserves and economic contingent resources are outlined in the table below. On its proved reserves and low estimate economic contingent resources alone, the company has about 25,000 net drilling locations. Under the company’s best estimate for reserves and economic contingent resources, which includes two additional categories, the net drilling location count is estimated to increase to approximately 35,000 locations.

Encana Reserves and Resources (Tcfe)1

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Estimated reserves			Estimated economic contingent resources
	1P Proved	2P Proved + Probable	3P Proved + Probable + Possible	1C Low estimate	2C Best estimate	3C High estimate
Total
As at Dec. 31, 2011	14.2	22.3	26.7	25.0	40.9	62.2

Total
As at Dec. 31, 2010	14.3	23.0	27.1	20.0	36.7	56.5

1	After royalties, using forecast prices and costs

Encana once again retained Independent Qualified Reserves Evaluators (IQREs) to conduct a full evaluation of not only the company’s reserves, but also its economic contingent resources. For information on reserves reporting protocols see Note 2 on page 10. Additional information on key resource play reserves, economic contingent resources and price assumptions is available at Encana’s website, www.encana.com, under Investors/Financial information.

Encana’s risk management program continues to supplement revenue and stabilize cash flow

As a result of commodity price hedging for the year ended 2011, Encana’s before-tax cash flow was higher than what the company would have generated without its hedging program. Encana’s realized hedging gains for 2011 were $948 million before tax compared to gains of about $1.2 billion before tax for 2010.

Since 2006, Encana’s commodity price hedging program has resulted in about $8.3 billion of before-tax cash flow in excess of what would have been generated had the company not implemented a commodity price hedging program. Encana hedges the price on a portion of its production to provide greater certainty to cash flow generation, which adds stability to the funding of ongoing capital investment.

About 65 percent of expected natural gas production hedged for 2012

Encana continues to manage natural gas price risks through its commodity price hedges. As of December 31, 2011, Encana has hedged approximately 2 Bcf/d of expected 2012 natural gas production at an average NYMEX price of $5.80 per Mcf. In addition, Encana has hedged approximately 505 MMcf/d of expected 2013 natural gas production at an average NYMEX price of about $5.24 per Mcf.

Encana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year. Risk management positions at December 31, 2011 are presented in Note 22 to the audited annual consolidated financial statements for the year ended December 31, 2011.

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2011 Natural gas and Liquids prices

	September 30,	September 30,	September 30,	September 30,
	Q4 2011	Q4 2010	2011	2010
Natural gas
NYMEX ($/MMBtu)	3.55	3.80	4.04	4.39
Encana realized gas price[1] ($/Mcf)	4.79	5.03	4.96	5.48

NGLs and Oil ($/bbl)
WTI	94.02	85.18	95.11	79.55
Encana realized liquids price [1]	85.44	68.91	85.36	66.12

1	Realized prices include the impact of financial hedging.

Corporate developments

Quarterly dividend of 20 cents per share declared

Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on March 30, 2012 to common shareholders of record as of March 15, 2012. Based on the February 16, 2012 closing share price on the New York Stock Exchange of $20.23, this represents an annualized yield of about 4 percent.

2012 transition to U.S. GAAP financial reporting

In April 2012, Encana will report its first quarter financial results in accordance with U.S. Generally Accepted Accounting Principles (GAAP). U.S. GAAP financial results provide information that is more directly comparable with U.S. peer companies. Reconciliations from IFRS to U.S. GAAP will be included in Note 27 to Encana’s audited annual consolidated financial statements for the year ended December 31, 2011. Summary information will also be provided in the U.S. Generally Accepted Accounting Principles section of the Management’s Discussion and Analysis for the year ended December 31, 2011.

Organizational changes

On February 7, 2012, Mike Graham, Executive Vice-President & President, Canadian Division resigned from the company. Mike McAllister, Executive Vice-President & Senior Vice-President, Canadian Division, is serving as Acting President, Canadian Division.

Public offering completed for $1.0 billion in unsecured notes

In 2011, Encana completed a public offering of senior unsecured notes in the United States in two series totaling $1.0 billion. Encana also renewed committed revolving bank credit facilities in Canada and the U.S. totaling $4.9 billion.

Encana 2012 guidance

Encana’s corporate guidance for 2012 is posted on the company’s website at www.encana.com.

Financial strength

Encana maintains a strong balance sheet. At December 31, 2011, 100 percent of its outstanding debt was composed of fixed-rate debt with an average remaining term of about 13 years. At December 31, 2011, Encana had approximately $4.9 billion of unused committed revolving bank credit facilities.

Encana is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. The company monitors a variety of financial metrics in managing its capital structure. At December 31, 2011, the company’s debt to capitalization ratio was 33 percent. The company’s debt to debt adjusted cash flow was 1.8 times and debt to adjusted EBITDA was 1.9 times.

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CONFERENCE CALL TODAY

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Encana will host a conference call today Friday, February 17, 2012 starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. ET on February 17 until midnight February 24, 2012 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 24414715.

A live audio webcast of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & events. The webcast will be archived for approximately 90 days.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

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Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital. Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

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Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.

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Capitalization is a non-GAAP measure defined as current and long-term debt plus shareholders’ equity. Debt to capitalization, debt to adjusted EBITDA and debt to debt adjusted cash flow are three ratios that management monitors as indicators of the company’s overall financial strength.

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Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month net earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, depreciation, depletion and amortization, exploration and evaluation expenses, impairments and unrealized hedging gains and losses. Debt adjusted cash flow is a non-GAAP measure defined as cash flow on a trailing 12-month basis excluding interest expense after tax.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

NOTE 2: Reserves reporting information

Encana’s disclosure of reserves data is in accordance with Canadian securities regulatory requirements. Encana’s 2011 disclosure includes proved and probable reserves quantities before and after royalties employing forecast prices and costs in accordance with Canadian protocol. Reserves disclosure employing U.S. protocol uses SEC constant prices and costs on proved reserves on an after-royalties basis. Reserves disclosure under both Canadian and U.S. protocols will be available in the Annual Information Form, which the company anticipates filing later this month.

For all reserves estimates highlighted in this news release, Encana has used Henry Hub forecast prices of $3.80 per MMBtu for 2012, $4.50 per MMBtu for 2013, $5.00 per MMBtu for 2014, $5.50 per MMBtu for 2015, $6.00 per MMBtu for 2016, then increasing to $7.17 per MMBtu by 2021 and escalating 2 percent per year thereafter.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

RESERVES METRICS DEFINITIONS

Production replacement is calculated by dividing reserves additions by production in the same period. Reserves additions over a given period, in this case 2011, are calculated by summing extensions and discoveries and revisions. Reserves additions exclude acquisitions and divestitures. Proved reserves added in 2011 included both developed and undeveloped quantities. Additions to Encana’s proved undeveloped reserves were consistent with Encana’s resource play focus. The company estimates that 100 percent of its proved

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undeveloped reserves will be developed within the next five years. Many performance measures exist; all measures have limitations and historical measures are not necessarily indicative of future performance.

ADVISORY REGARDING RESERVES AND OTHER RESOURCES INFORMATION – Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

The estimates of economic contingent resources contained in this news release are based on definitions contained in the Canadian Oil and Gas Evaluation Handbook. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, on a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic contingent resources are those contingent resources that are currently economically recoverable. In examining economic viability, the same fiscal conditions have been applied as in the estimation of reserves. There is a range of uncertainty of estimated recoverable volumes. A low estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate, which under probabilistic methodology reflects a 90 percent confidence level. A best estimate is considered to be a realistic estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, which under probabilistic methodology reflects a 50 percent confidence level. A high estimate is considered to be an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate, which under probabilistic methodology reflects a 10 percent confidence level.

There is no certainty that it will be commercially viable to produce any portion of the volumes currently classified as economic contingent resources. The primary contingencies which currently prevent the classification of Encana’s disclosed economic contingent resources as reserves include the lack of a reasonable expectation that all internal and external approvals will be forthcoming and the lack of a documented intent to develop the resources within a reasonable time frame. Other commercial considerations that may preclude the classification of contingent resources as reserves include factors such as legal, environmental, political and regulatory matters or a lack of markets.

The estimates of various classes of reserves (proved, probable, possible) and of contingent resources (low, best, high) in this news release represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and contingent resources and appreciate the differing probabilities of recovery associated with each class.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving 2012 capital investment focused on liquids exploration and development, minimizing dry gas investment, including expanding NGLs extraction capacities, expected volume and percentage reduction of natural gas market supply and production in 2012, expected success of resource play hub development, projection for 2012 capital investment to equal cash flow forecast minus anticipated dividends, prospects to generate oil and liquids reserves and production from several new plays and other plays, including number of wells to be drilled and the expectation to develop three to four key liquids resource plays from current land inventory over the next three years and the expected recoverable reserves and production from the same, completion of transaction agreements with Mitsubishi, including potential terms, closing date, amount of investments, funding commitment and development of otherwise undeveloped natural gas properties, estimated amount of cash on balance sheet after closing of the partnership agreement with Mitsubishi, expectation to report first quarter 2012 financial results in accordance with U.S. GAAP, estimates of reserves, economic contingent resources and estimated number of net drilling locations, including per key resource play, the forecast prices used to generate estimates, and expectation to convert proved undeveloped reserves to proved developed reserves within the next five years, expected closing dates of and proceeds from certain divestitures,

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achieving NGLs extraction target by 2015, including expected on-stream date of the extraction capacity expansion at the Musreau plant, achieving diversification to balance revenues between natural gas and liquids production, achieving successful exploration and development results in Tuscaloosa, Utica/Collingwood, San Juan basin, DJ Basin Niobrara, Alberta Duvernay, Eaglebine, Mississippi Lime and Piceance Niobrara/Mancos areas, the effect of the company’s risk management program, including the impact of commodity price hedges, projections contained in the 2012 Corporate Guidance (including but not limited to estimates of cash flow, including per share, natural gas and oil and NGLs production, capital investment and its allocation, net divestitures, and estimated 2012 sensitivities of cash flow and operating earnings), expected first natural gas production at Deep Panuke and expected production rate, the flexibility of capital spending plans and the sources of funding therefore, ability to maintain investment grade credit rating and monitor future debt to debt adjusted cash flow, debt to adjusted EBITDA and debt to capitalization ratios, estimated reserve life index, expected average future development costs associated with proved undeveloped reserves, expected 2012 percentage decline of natural gas production and percentage growth of liquids production, estimated capital spending, exploration, and development in various plays and anticipated production from the same, expectation to increase demand and create markets for natural gas and success of the company’s initiatives, expected online date, export capacity and phases of the Kitimat LNG export facility, including achieving an uplift in natural gas price, and expectation for long-term future for natural gas.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “joint ventures”) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2012 cash flow for Encana is based upon achieving average production for 2012 of between 2.8 Bcf/d and 3.1 Bcf/d of natural gas and 28,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.25 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contacts:	Media contacts:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

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